China Pharma Holdings, Inc.

Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China

February 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Dickerson and Jason Drory

RE:	China Pharma Holdings, Inc.
Registration Statement on Form S-3
Filed January 12, 2024
File No. 333-276481

Dear Ms. Dickerson and Mr. Drory,

China Pharma Holdings, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Wednesday, February 14, 2024, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Diana Huang, Company Secretary at hps@chinapharmaholdings.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer, Interim Chief Financial Officer and President (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP